

GROUP

Corporate Office



08000727

Telephone: (403) 292-7970
Fax: (403) 292-7623
e-mail: karen.sharp@atco.com

February 1, 2008



SEC
Mail Processing
Section

FEB 08 2008

Washington, DC
104

Securities and Exchange Commission
Judiciary Plaza
450 - 5 Street NW
Washington, DC 20549

Canadian Utilities Limited
File No.: 82-34744
Exemption Pursuant to Rule 12g3-2(b)

SUPPL

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- News Release dated January 17, 2008, Canadian Utilities Limited Eligible Dividends

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

Karen Sharp, Senior Administrative Assistant
Corporate Secretarial Department
ATCO Ltd. and Canadian Utilities Limited

Encl.



PROCESSED
FEB 15 2008
THOMSON
FINANCIAL



CANADIAN UTILITIES LIMITED
An *ATCO* Company

News Release

CANADIAN UTILITIES LIMITED

Corporate Head Office: 1400, 909 - 11 Avenue S.W., Calgary, Alberta T2R 1N6 Tel: (403) 292-7500

For Immediate Release
January 17, 2008

Canadian Utilities Limited Eligible Dividends

CALGARY, Alberta – The Board of Directors of Canadian Utilities Limited, an ATCO Company, today declared a first quarter dividend of 33.25 cents per Class A non-voting and Class B common share, a 5.6% increase over the 31.5 cents paid in the previous quarter. The dividend is payable March 1, 2008, to shareholders of record on February 6, 2008.

The Board also declared the following Cumulative Redeemable Second Preferred Share Dividends:

Shares		TSX Stock Symbol	Dividend Per Share ($)	Record Date (2008)	Payment Date (2008)
Series W	5.80%	CU.PR.A	0.3625	06-Feb	01-Mar
Series X	6.00%	CU.PR.B	0.3750	06-Feb	01-Mar

These dividends are eligible dividends for Canadian income tax purposes.

Canadian Utilities Limited is a Canadian based worldwide organization of companies with assets of approximately $7.1 billion and more than 6,000 employees, actively engaged in three main business divisions: Power Generation; Utilities (natural gas and electricity transmission and distribution) and Global Enterprises, with companies active in technology, logistics and energy services. More information about Canadian Utilities Limited can be found on its website www.canadian-utilities.com. Canadian Utilities Limited is part of the ATCO Group of Companies.

For further information, please contact:

K.M. (Karen) Watson
Senior Vice President & Chief Financial Officer
Canadian Utilities Limited
(403) 292-7502



END